Dallin G. Drescher – Attorney at Law

1731 N Gregory Dr.

Layton, UT 84041

dallin@drescherlawgroup.com

Admitted in the State of Utah

March 1, 2023

Attorney Alex King

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re:Nitches, Inc.

Form 1-A: Request for Qualification

File No. 024-12029

Dear Mr. King:

On behalf of Nitches, Inc. (the “Company”), I hereby request qualification of the Company’s above-referenced Offering Statement on Form 1-A effective at 12:00 PM EST on Friday, March 3, 2023 or as soon as practicable thereafter.

We appreciate your prompt attention to this matter.  Please notify me if you need anything further.

Sincerely,

DRESCHER LAW GROUP, PLLC

/s/ Dallin G. Drescher

Dallin G. Drescher

Counsel for Nitches, Inc.